                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                      Subject Company: American Century World Mutual Funds, Inc.
                                       Investment Company Act File No: 811-06247

                                                                      [ACI LOGO]

NEWS RELEASE

Contact:   Chris Doyle
           (816) 340-4638
           (816) 340-7033 (Media Line)

            AMERICAN CENTURY INVESTMENTS ANNOUNCES STRATEGIC CHANGES
                     WITHIN ITS INVESTMENT MANAGEMENT GROUP

     KANSAS CITY, Mo., Dec. 19, 2008 - American Century Investments  announces a series of strategic changes within its Investment  Management group. The changes
- which  include  new  leadership  appointments,  team  consolidations  and fund reorganizations - affect the company's  International Equity, U.S. Growth Equity and Asset Allocation disciplines.

     "The  changes are part of a recurring  review of our  investment  teams and product line to ensure the optimal  combination  of personnel  and  resources to best  meet the  needs of our  clients  and  investors,"  said  American  Century
Investments Chief Investment Officer Enrique Chang. "Going forward,  these moves will enhance our ability to execute our investment  processes across our various disciplines, which directly benefits our clients."

INTERNATIONAL EQUITY
--------------------
     Senior Vice President and Senior  Portfolio  Manager Mark Kopinski is being promoted to chief investment officer,  International Equity,  replacing Mark On, whose  departure  from the  company is  effective  Dec.  19. In  addition to his
International Equity CIO  responsibilities,  Kopinski will continue to co-manage
International   Discovery   (International   Small-Mid  Cap)  and  International
Opportunities (International Small Cap).

     A 24-year  veteran of the investment  industry,  Kopinski  joined  American
Century  Investments  in 1990 and  established  our first  international  equity strategies,  beginning  with  International  Growth  in 1991  and  International
Discovery  (International  Small-Mid  Cap) in 1994. He left the firm in 1995 but returned  in 1997 to launch  Emerging  Markets.  Over the past 11 years,  he has served on a variety of teams within the International Equity discipline.

     "On  behalf  of  American   Century   Investments,   it's  my  pleasure  to
congratulate Mark Kopinski on this well-deserved promotion," said Enrique Chang.
"During his 16 years with the company, Mark has displayed outstanding investment management  skills and  strong  leadership  qualities,  which have made him well respected both inside and outside of the company."

U.S. GROWTH EQUITY
------------------
     The portfolio  teams for Ultra  (Premier Large Cap Growth) and Select (Core
Growth) are being combined in order to more effectively  leverage the analytical resources of both teams. Going forward,  the two strategies will be managed by a team consisting of U.S. Growth Equity Chief  Investment  Officer Stephen Lurito,
Vice President and Portfolio  Manager Keith Lee, CFA,  Portfolio Manager Michael
Li, PhD, and six investment analysts. As a result of the team consolidation, Tom
Telford,  CFA, vice president and portfolio  manager on Ultra (Premier Large Cap
Growth) and Technology, will leave the company, effective Dec.19.

     Also, the Board of Directors for the Life Sciences and Technology funds has approved  the  reorganization  of these  funds into  Growth,  contingent  upon a shareholder  proxy vote slated for 2009. As a result,  Senior Vice President and
Senior Portfolio Manager Arnie Douville and Vice President and Portfolio Manager
Christy Turner, CFA, who oversee Life Sciences,  are leaving the firm, effective
Dec.19. U.S. Growth Equity CIO Stephen Lurito will serve as portfolio manager on the funds until the reorganization is completed.

ASSET ALLOCATION
----------------
     American  Century  Investments is creating an Asset  Allocation  Committee, headed by CIO Enrique Chang and comprised of the five investment discipline CIOs and Senior Vice  President  and Senior  Portfolio  Manager Jeff Tyler,  CFA. The
committee  will  meet  regularly  to  establish  policy  and  review  investment
decisions  for  all  American   Century   Investments   asset   allocation   and
fund-of-funds  products including the Strategic  Allocation  series,  LIVESTRONG
Portfolios,  One Choice  Portfolios and the various  age-based  funds  available through the Kansas Learning Quest 529 Education Savings Program.

     As head of the  committee,  Chang will be named as a  portfolio  manager on each of the company's asset allocation  strategies,  effective Jan. 1, 2009. The team currently  consists of Jeff Tyler and Portfolio Manager Irina Torelli,  who
will maintain  day-to-day  responsibilities  for the strategies  with input from
Chang.

     "For years,  American Century Investments' asset allocation strategies have relied on CIO input when  constructing the portfolios,"  said Chang.  "Given the success of our products in the marketplace  and the growing  importance of asset allocation  portfolios  among our clients,  the creation of the Asset Allocation
Committee formalizes this input process."

About American Century Investments

     American Century Investments is a leading investment manager,  committed to
delivering  superior  investment   performance  and  building  long-term  client
relationships  since  1958.  Serving  investment  professionals,   institutions,
corporations and individual  investors,  American Century  Investments  offers a variety of investment  disciplines through an array of products including mutual funds,  institutional  separate  accounts,  commingled  trusts and  sub-advisory accounts.  The company's 1,300 employees serve clients from offices in New York;
Mountain View, Calif.; Kansas City, Mo. and London. James E. Stowers Jr. founded the  company  and serves as  co-chairman  of the board.  Jonathan  S.  Thomas is president  and chief  executive  officer and Enrique  Chang is chief  investment officer. For the past nine years, American Century Investments has been selected as one of FORTUNE Magazine's 100 Best Companies to Work for in America.

                                      # # #

THE  INFORMATION  INCLUDED HEREIN IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF
AN OFFER TO BUY, SHARES OF ANY INVESTMENT  COMPANY,  NOR IS IT A SOLICITATION OF
ANY  PROXY.   AMERICAN   CENTURY   MUTUAL   FUNDS,   INC.   WILL  FILE  A  PROXY
STATEMENT/PROSPECTUS  AND OTHER RELEVANT DOCUMENTS REGARDING THE REORGANIZATIONS
WITH THE U.S.  SECURITIES  AND EXCHANGE  COMMISSION  (THE "SEC").  INVESTORS ARE
URGED TO READ THESE DOCUMENTS  BECAUSE THEY WILL CONTAIN  IMPORTANT  INFORMATION
ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  YOU WILL BE ABLE TO OBTAIN THESE
DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).

BEFORE INVESTING,  CAREFULLY CONSIDER THE FUND'S INVESTMENT  OBJECTIVES,  RISKS,
CHARGES AND EXPENSES.  CONTACT  1-800-345-2021 FOR A PROSPECTUS  CONTAINING THIS
AND OTHER INFORMATION. READ IT CAREFULLY.